CONSENT OF SRK CONSULTING (U.S.),  INC.

The undersigned hereby consents to:

(i)

the filing of the written disclosure regarding the technical report entitled “NI 43-101 Technical Report on Resources Wate Uranium Breccia Pipe – Northern Arizona, USA” dated March 10, 2015 (the “Technical Disclosure”) in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2014, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission (the “SEC”);

(ii)

the incorporation by reference of such Technical Disclosure in the 40-F and the AIF into the Company’s Form S-8 Registration Statement (File No. 333-194900), filed with the SEC, and any amendments thereto (the “S-8”);

(iii)

the incorporation by reference of such Technical Disclosure in the AIF into the Company’s Form F-10 Registration Statement (File No. 333-194916), filed with the SEC, and any amendments thereto (the “F-10”); and

(iv)	the use of our name in the AIF, the F-10, the 40-F and the S-8.

SRK CONSULTING (U.S.), INC. /s/ Corolla Hoag
Name: Corolla Hoag
Title: Practice Leader

Date: March 19, 2015